Filed pursuant to Rule 433
CUSIP: 48245ACL3	Registration No. 333-214613
ISIN: US48245ACL35	(Relating to Prospectus Supplement dated November 18, 2016
and Prospectus dated November 18, 2016)

KFW US MTN

FINAL TERM SHEET

DATED SEPTEMBER 21, 2017

Issuer: KfW	Title of Securities: USD 200,000,000 1.79% Notes due September 28, 2020 (Green Bond) (the “Notes”)

Aggregate Principal Amount: USD 200,000,000	Interest Rate: 1.79% per annum

Original Issue Date: September 28, 2017	Maturity Date: September 28, 2020

Interest Commencement Date: September 28, 2017	Final Redemption Price: 100%

Payments:

First Interest Payment Date: September 28, 2018

Interest Payment Date(s): September 28, 2018, September 28, 2019, September 28, 2020

Redemption:    ☐ Yes            ☒ No

Redemption Commencement Date (as provided in para. 3 of §7 of the Conditions):

Redemption Date(s) (as provided in para. 2 of §7 of the Conditions):

Minimum Redemption Notice Period:

Redemption Price (expressed as a percentage of the Aggregate Principal Amount to be redeemed):

Repayment:    ☐ Yes            ☒ No

Repayment Date(s):

Minimum Repayment Notice Period:

Repayment Price (expressed as a percentage of the Aggregate Principal Amount to be repaid):

Specified Currency: U.S. dollars for all payments unless otherwise specified below:

Payments of principal and any premium:

Payments of interest:

Authorized Denomination: USD 200,000

Exchange Rate Agent:

Original Issue Discount Note (“OID”):    ☐ Yes            ☒ No

Total Amount of OID:

Yield to Maturity:

Initial Accrual Period OID:

Day Count Fraction: 30/360 (as provided in para. 2 of §3 of the Conditions)

Business Day Convention: Following Business Day Convention; no adjustment of interest (as provided in para.

“Payments due on a Non-Business Day” of §5 of the Conditions)

Other Terms of Notes:    na

Other:

(1)	Use of Proceeds

The net proceeds from the sale of the Notes will be used in the general business of KfW. Upon issuance of the Notes, the Issuer will simultaneously allocate an amount equal to the net proceeds of the Notes (which proceeds may be converted into Euros) to an internal account used to track the allocation of funds from KfW’s “green bond” issuances. Amounts matching requests for disbursements under KfW’s environmental investment program, “Erneuerbare Energien – Standard” (“Renewable Energies – Standard”), will be deducted from the portion of the balance of this internal account relating to the Notes on an ongoing basis, starting with the beginning of the calendar year in which the Notes are issued and continuing until the portion of the balance relating to the Notes has been completely reduced. As discussed below, the Notes will be reported on KfW’s website as fully allocated when requests for disbursements in the aggregate total the net proceeds from the Notes.

KfW’s financing program, “Renewable Energies – Standard”, aims to promote the development of electricity and heat from renewable resources. Measures financed through this program may include but are not limited to the following:

•	Photovoltaic equipment;

•	Wind power plants and repowering measures;

•	Hydro-electric power stations;

•	Equipment for the generation and use of biogas;

•	Equipment for the geothermal generation of electricity.

The common objective of all projects financed under this program is the reduction of greenhouse gas emissions. Equipment for the use of fossil fuels or nuclear power is not financed under the program.

Payment of principal of and interest on the Notes will be made from KfW’s general funds and will not be linked to the performance of any projects financed under KfW’s program “Renewable Energies – Standard”.

Following the issuance of the Notes and until the Notes have been reported as fully allocated, KfW intends to regularly monitor the internal account in terms of disbursements under KfW’s program “Renewable Energies – Standard” and report on these disbursements on a quarterly basis on KfW’s website. Unless otherwise indicated, information available on or accessible through KfW’s website is not incorporated herein by reference.

If KfW’s use of the net proceeds from the Notes is a factor in your decision to invest in the Notes, you should consider the foregoing discussion and consult with your counsel or other advisors before making an investment in the Notes.

(2)	United States Tax Considerations

Please see the description under the heading “United States Taxation — United States Holders” in the accompanying prospectus for a summary of the material U.S. federal income tax consequences of owning the Notes.

(3)	Delivery and Settlement

We expect that delivery of the Notes will be made against payment therefor on or about the closing date, which will be on the fifth business day following the date of pricing (“T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days (since September 5, 2017), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of pricing or succeeding business days will be required, by virtue of the fact that the Notes will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement; such purchasers should also consult their own advisors in this regard.

Price to Public: 100%, plus accrued interest, if any, from 28 September 2017

Dealers: J.P. Morgan Securities plc

Terms left blank or marked “N/A,” “No,” “None” or in a similar manner shall not apply to the issue of Notes except as may otherwise be specified.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, any dealer participating in the offering will arrange to send you the prospectus, which you may request by calling toll-free 0800 636 568

Prospectus Supplement and Prospectus

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